UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.  )*

A.M. Castle & Co.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

148411309

(CUSIP Number)

Marec E. Edgar

Executive Vice President, General Counsel, Secretary

& Chief Administrative Officer

1420 Kensington Road, Suite 220

Oak Brook, IL 60523

(847) 455-7111

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 31, 2017

(Date of Event which Requires Filing of this Statement)

 If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 148411309

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Patrick R. Anderson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 321,143 shares of Common Stock(1)
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 282 shares of Common Stock(1)
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 321,143 shares of Common Stock(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.60% (Based on 3,734,385 shares outstanding as of August 31, 2017)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) Does not include shares which may be acquired upon conversion of the Issuer’s 5.00% / 7.00% Convertible Senior Secured PIK Toggle Notes due 2022, because the mode of payment is determined in the sole discretion of the Issuer and the Reporting Person’s right to obtain shares is therefore subject to a material contingency beyond his control. See Item 3.

Item 1.     Security and Issuer.

This Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.01 per share (the “Common Stock”) of A.M. Castle & Co., a Maryland corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 1420 Kensington Road, Suite 220, Oak Brook, Illinois 60523.

Item 2.     Identity and Background.

(a)	This Schedule 13D is being filed by Patrick R. Anderson (the “Reporting Person”).

(b)	The principal business address for the Reporting Person is 1420 Kensington Road, Suite 220, Oak Brook, Illinois 60523.

(c)	The Reporting Person is the Issuer’s Executive Vice President, Chief Financial Officer & Treasurer.

(d)	The Reporting person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, has not been and is not now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration.

On August 31, 2017 (the “Effective Date”), the Issuer and certain of its direct subsidiaries (collectively, the “Debtors”) emerged from bankruptcy (the “Reorganization”) pursuant to a joint prepackaged plan of reorganization under chapter 11 of the United States Bankruptcy Code (the “Plan”). On the Effective Date, pursuant to the operation of the Plan, the A.M. Castle & Co. 2017 Management Incentive Plan (the “MIP”) became effective.

In connection with the Reorganization and pursuant to the Plan, the Reporting Person received 282 shares of Common Stock in respect of claims as a holder of 22,951 shares of the Issuer’s common stock that was outstanding prior to the Reorganization, par value $0.01 per share (the “Old Common Stock”).

In connection with the Reorganization and pursuant to the Plan, the Reporting Person received a grant of 320,861 restricted shares of Common Stock (the “Restricted Shares”) under the MIP. The restrictions on the Restricted Shares lapse on August 31, 2020, subject to the conditions set forth in the MIP. The Reporting Person has voting rights with respect to such shares but no investment power over the shares prior to vesting.

In connection with the Reorganization and pursuant to the Plan, the Reporting Person received a grant of $444,000 aggregate principal amount of the Issuer’s 5.00% / 7.00% Convertible Senior Secured PIK Toggle Notes due 2022 (the “Convertible Notes”) under the MIP. The Convertible Notes held by the Reporting Person are initially convertible into 117,823 shares of Common Stock. However, the mode of payment may be changed at any time in the sole discretion of the Issuer. Accordingly, any right to receive shares is subject to a material contingency outside the control of the Reporting Person so the Reporting Person does not beneficially own any shares of Common Stock which might be acquired upon conversion of the Convertible Notes.

Item 4.     Purpose of Transaction.

(a) – (g) The information contained in Items 3 and 6 of this Schedule 13D is incorporated herein by reference.

Item 5.     Interest in Securities of the Issuer.

(a) – (b) The responses of the Reporting Person to Items 7 through 11 of the cover page of this Schedule 13D relating to beneficial ownership of the shares of Common Stock are incorporated herein by reference.

Because of the relationship between the Reporting Person and the other stockholders of the Issuer party to the Stockholders Agreement (as defined below), the Reporting Person may be deemed, pursuant to Rule 13d-3 under the Act, to be a member of a group that beneficially owns an aggregate of 3,156,383 shares of Common Stock, which represents the aggregate number of shares of Common Stock beneficially owned by the parties to the Stockholders Agreement. 3,156,383 shares of Common Stock represents 84.5% of the total number of shares of Common Stock (assuming there is a total of 3,734,385 shares of Common Stock of the Issuer outstanding (including grants made under the MIP)).

(c)	Except for the transactions described herein, there have been no other transactions in the securities of the Issuer effected by the Reporting Person in the last 60 days.

(d)	No person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or proceed from the sale of, the shares of Common Stock held by the Reporting Person.

(e)	Not applicable.

Item 6.     Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Stockholders Agreement

Pursuant to the Plan, on the Effective Date, the Issuer and certain of its stockholders (the “Stockholder Parties”) entered into a Stockholders Agreement (the “Stockholders Agreement”). The Stockholder Parties include the Reporting Person, Corre Partners Management, LLC (“Corre”), Highbridge Capital Management, LLC (“Highbridge”), Whitebox Advisors LLC (“Whitebox”), SGF, Inc. (“SGF”), Wolverine Flagship Fund Trading Limited (“WFF”), and certain members of the Issuer’s management. Under the Issuer’s Articles of Amendment and Restatement (the “Charter”) and Amended and Restated Bylaws (the “Bylaws”), any inconsistency between the Charter or Bylaws, on the one hand, and the Stockholders Agreement, on the other hand, will be resolved in favor of the Stockholders Agreement, except to the extent the conflicting provisions are based on mandatory provisions of Maryland law.

Board Composition. Under the Stockholders Agreement, the Stockholder Parties have agreed that the Issuer’s initial board of directors at emergence was comprised of five directors, as follows: (i) one director designated by Whitebox; (ii) one director designated by Highbridge; (iii) one director designated by SGF; (iv) one director, who must be an Independent Director, designated by mutual agreement of Corre and WFF (together with Highbridge, Whitebox and SGF, the “Designating Stockholders”); and (v) one director, who must be the President and Chief Executive Officer of the Issuer. The term “Independent Director” is defined to refer to a director who qualifies as an “independent director” of the Issuer under NASDAQ Marketplace Rule 5605(a)(2) (assuming for this purpose that it applies to such person).

Under the Stockholders Agreement, the Stockholder Parties have agreed that, following the Effective Date, (i) the number of Directors will be fixed from time to time by the Issuer’s board of directors as provided for in the Charter and Bylaws and (ii) the Designating Stockholders will continue to have the right to designate members of the Issuer’s board of directors until such time as such right (a “Board Designation Right”) may be lost in accordance with the Stockholders Agreement.

In general, each committee of the board of directors must include a director designated by a Designating Stockholder, for so long as such Designating Stockholder retains its Board Designation Right and to the extent requested by such Designating Stockholder.

The Stockholder Parties have agreed, in the Stockholders Agreement, to vote all of their shares of Common Stock and other voting equity securities, execute proxies or written consents, as the case may be, and take all other necessary action in order to ensure that the composition of the Board is as set forth in the Stockholders Agreement and to ensure that the Charter and Bylaws both (i) facilitate, and do not at any time conflict with, any provision of Stockholders Agreement and (ii) permit the Stockholder Parties to receive the benefits to which they are entitled under the Stockholders Agreement.

Preemptive Rights. Until the earlier of a primary public offering by the Issuer or a change of control of the Issuer, each Stockholder Party that owns at least 5% of the then-issued and outstanding shares of Common Stock has preemptive rights with respect to any proposal by the Issuer to issue, in a single transaction or a series of related transactions, any additional stock or other equity securities, or any rights to subscribe for, or option to purchase, or otherwise acquire, any stock or equity securities of the Issuer to any affiliate(s) or stockholder(s) of the Issuer holding in the aggregate at least 10% of the issued and outstanding shares of the Common Stock, or enter into any contract relating to the issuance of such securities through a private issuance or private placement to such person(s).

Restrictions on Transfer. Shares of Common Stock held by the Stockholder Parties, and the rights of Stockholder Parties under the Stockholders Agreement, are subject to restrictions on transfer as set forth in the Stockholders Agreement.

Tag-Along Rights. The Stockholders Agreement provides that, in the event that one or more Stockholder Parties (the “Selling Stockholders”) propose to transfer, in a single transaction or a series of related transactions, to a third party purchaser twenty percent (20%) or more of the issued and outstanding shares of Common Stock in certain types of transfers permitted or approved in accordance with the Stockholder Agreement (any such transfer, a “Tag-Along Sale”), each other Stockholder Party shall have the right, but not the obligation, to participate in such Tag-Along Sale at the same price per share of Common Stock as the Selling Stockholders and on the same terms as the Tag-Along Sale proposed by the Selling Stockholders.

Drag-Along Rights. The Stockholders Agreement provides that, in the event that one or more Stockholder Parties collectively holding at least a majority in interest in the aggregate of the issued and outstanding shares of Common Stock of the Issuer (the “Dragging Stockholders”) receive an offer from a third party purchaser to purchase or otherwise acquire in a transaction (or a series of related transactions) at least a majority of the issued and outstanding shares of Common Stock of the Issuer (any such transaction, a “Drag-Along Sale”), then the Dragging Stockholders have the right, by written notice to each Stockholder Party prior to the proposed effective date of the proposed Drag-Along Sale, to compel each Stockholder Party to sell a proportionate amount of its shares of Common Stock in the proposed Drag-Along Sale for the same price per share of Common Stock and on the same terms as the Drag-Along Sale.

IPO Cooperation; Books and Records. Under the Stockholders Agreement, the Stockholder Parties have agreed, in connection with any initial public offering of the Issuer, to cooperate with each other and with the Issuer and to take all such action as may be reasonably required in connection therewith to effectuate, or cause to be effectuated, such initial public offering. Additionally, under the Stockholders Agreement, the Stockholder Parties are entitled to access to inspect the Issuer’s books and records and to discuss the Issuer’s and its subsidiaries’ affairs with members of the Issuer’s management.

The foregoing summary of the Stockholders Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Stockholders Agreement filed herewith as Exhibit 1, which is incorporated herein by reference.

Convertible Notes

On the Effective Date and pursuant to the Plan, the Issuer granted to the Reporting Person $444,000 aggregate principal amount of Convertible Notes under the MIP.  The Convertible Notes are convertible at the election of the holder at any time into shares of Common Stock, cash or a combination of Common Stock and cash, at the option of the Issuer. The Convertible Notes held by the Reporting Person are initially convertible into 117,823 shares of Common Stock. The Reporting Person disclaims beneficial ownership of any shares of Common Stock that they might receive upon conversion of the Convertible Notes.

Pursuant to the Plan, on the Effective Date, the Issuer entered into an Indenture (the “Convertible Notes Indenture”) with Wilmington Savings Fund Society, FSB (“WSFS, FSB”), as trustee and collateral agent (“Indenture Agent”) and, pursuant thereto, issued the Convertible Notes.

The Convertible Notes are five year senior obligations of the Issuer and certain of its subsidiaries, secured by a lien on all or substantially all of the assets of the Issuer, its domestic subsidiaries and certain of its foreign subsidiaries, which lien the Indenture Agent has agreed will be junior to the lien of the agent for the Issuer’s senior credit agreement.

The Convertible Notes are convertible into shares of the Issuer’s common stock at any time at the initial conversion rate of 0.2654 shares of Common Stock per $1.00 principal amount of Convertible Notes, which rate is subject to adjustment as set forth in the Convertible Notes Indenture.  The value of shares of Common Stock for purposes of the settlement of the conversion right will be calculated as provided in the Convertible Notes Indenture, using a 20 trading day observation period. Upon conversion, the Issuer will pay and/or deliver, as the case may be, cash, shares of the Issuer’s common stock or a combination of cash and shares of the Issuer’s common stock, at the Issuer’s election, together with cash in lieu of fractional shares.

Convertible Notes that are deemed, in accordance with the Convertible Notes Indenture, to have been converted in connection with a “Fundamental Change” (as defined in the Convertible Notes Indenture) are convertible, for each $1.00 principal amount of the Convertible Notes, into that number of shares of Common Stock equal to the greater of (a) $1.00 divided by the then applicable conversion price and (b) $1.00 divided by the stock price with respect to such Fundamental Change, subject to other provisions of the Convertible Notes Indenture.

The Convertible Notes are guaranteed, jointly and severally, by certain subsidiaries of the Issuer.  The Convertible Notes and the related guarantees are secured by a lien on substantially all of the Issuer’s and the guarantors’ assets, subject to certain exceptions pursuant to certain collateral documents pursuant to the Convertible Notes Indenture.  The terms of the Convertible Notes contain numerous covenants imposing financial and operating restrictions on the Issuer’s business.  These covenants place restrictions on the Issuer’s ability and the ability of its subsidiaries to, among other things, pay dividends, redeem stock or make other distributions or restricted payments; incur indebtedness or issue certain stock; make certain investments; create liens; agree to certain payment restrictions affecting certain subsidiaries; sell or otherwise transfer or dispose assets; enter into transactions with affiliates; and enter into sale and leaseback transactions.

The Convertible Notes may not be redeemed by the Issuer in whole or in part at any time, subject to certain exceptions provided under the Convertible Notes Indenture. In addition, if a Fundamental Change occurs at any time, each holder of any Convertible Notes has the right to require the Issuer to repurchase such holder’s Convertible Notes for cash at a repurchase price equal to 100% of the principal amount thereof, together with accrued and unpaid interest thereon, subject to certain exceptions.

The Issuer must use the net proceeds of material sales of collateral, which proceeds are not used for other permissible purposes, to make an offer of repurchase to holders of the Convertible Notes. Indebtedness with respect to the Convertible Notes is subject to acceleration upon the occurrence of specified defaults or events of default, including failure to pay principal or interest, the inaccuracy of any representation or warranty of any obligor under the Convertible Notes, failure by an obligor under the Convertible Notes to perform certain covenants, the invalidity or impairment of the Indenture Agent’s lien on its collateral or of any applicable guarantee, and certain adverse bankruptcy-related and other events.

Interest on the Convertible Notes accrues at the rate of 5.00%, except that the Issuer may, in certain circumstances, pay at the rate of 7.00% in kind.

The foregoing summary of the Convertible Notes Indenture does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Convertible Notes Indenture filed herewith as Exhibit 2, which is incorporated herein by reference.

Management Incentive Plan

On the Effective Date, pursuant to the operation of the Plan, the MIP became effective.

The board of directors of the Issuer (the “Board”) or a committee thereof (either, in such capacity, the “Administrator”) will administer the MIP. The Administrator has broad authority under the MIP, among other things, to: (i) select participants; (ii) determine the terms and conditions, not inconsistent with the MIP, of any award granted under the MIP; (iii) determine the number of shares of the Company’s common stock to be covered by each award granted under the MIP; and (iv) determine the fair market value of awards granted under the MIP.

Persons eligible to receive awards under the MIP include officers and employees of the Issuer and its subsidiaries. The types of awards that may be granted under the MIP include stock options, stock appreciation rights, restricted stock, restricted stock units, performance units, performance shares and other forms of cash or stock based awards.

The maximum number of shares of the Issuer’s Common Stock that may be issued or transferred pursuant to awards under the MIP (including shares initially convertible as a result of conversion of Convertible Notes issued pursuant to the MIP) is 3,952,108, which number may be increased with the approval of the Issuer’s stockholders. If any outstanding award granted under the MIP expires or is terminated or canceled without having been exercised or settled in full, or if shares of the Issuer’s Common Stock acquired pursuant to an award subject to forfeiture are forfeited, the shares of the Issuer’s Common Stock allocable to the terminated portion of such award or such forfeited shares will revert to the MIP and will be available for grant under the MIP as determined by the Administrator, subject to certain restrictions.

As is customary in management incentive plans of this nature, in the event of any change in the outstanding shares of the Issuer’s Common Stock by reason of a stock split, stock dividend or other non-recurring dividends or distributions, recapitalization, merger, consolidation, spin-off, combination, repurchase or exchange of stock, reorganization, liquidation, dissolution or other similar corporate transaction, an equitable adjustment will be made in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the MIP. Such adjustment may include an adjustment to the maximum number and kind of shares of stock or other securities or other equity interests as to which awards may be granted under the MIP, the number and kind of shares of stock or other securities or other equity interests subject to outstanding awards and the exercise price thereof, if applicable.

The foregoing description is a summary and is qualified in its entirety by reference to the MIP, which is attached hereto as Exhibit 3.

Item 7.     Material to Be Filed as Exhibits.

Exhibit 1:	Stockholders Agreement dated as of August 31, 2017 by and among A. M. Castle & Co. and certain beneficial owners or holders of Common Stock party thereto (incorporated by reference to Exhibit 10.1 to the Issuer's Form 8-A filed with the Securities & Exchange Commission (“SEC”) on August 31, 2017)

Exhibit 2:	Indenture dated August 31, 2017, between A.M. Castle & Co., certain of its subsidiaries and Wilmington Savings Fund Society, FSB, as Trustee and Collateral Agent (incorporated by reference to Exhibit 10.2 to the Issuer's Form 8-K filed with the SEC on September 6, 2017)

Exhibit 3:	A.M. Castle & Co. 2017 Management Incentive Plan (incorporated by reference to Exhibit 10.4 to the Issuer’s Form 8-K filed with the SEC on September 6, 2017)

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:       October 2, 2017

/s/ Patrick R. Anderson
Patrick R. Anderson